Exhibit 99.1

NEXA ANNOUNCES TRANSITION OF SENIOR VP FOR PROJECT DEVELOPMENT AND EXECUTION

Luxembourg, April 29, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) hereby announces that its Board of Directors has approved the appointment of Mr. Marcio Godoy to succeed Mr. Valdecir Botassini as Nexa’s Senior Vice-President for Project Development and Execution starting June 1, 2020. Mr. Botassini is leaving the Company due to retirement process. Mr. Botassini has served as Senior Vice-President Project Development & Execution since 2016 and joined Nexa (formerly Votorantim Metais S.A.) in 1985.

Mr. Godoy has more than 27 years of experience in the mining industry, having played different roles related to mineral exploration, mineral technology, implementation and development of mining projects and operations in several countries, including Brazil, Chile, Zambia, Democratic Republic of Congo, Suriname and Mozambique. Mr. Godoy holds a masters degree in geology from the Paulista State University (UNESP), Brazil, serving most recently as Vale’s Global Coal Director and President of Vale Mozambique. Prior to that, he worked for companies, such as Phelps Dodge, Golden Star Resources and Mineração Novo Astro. Mr. Godoy was also the chairman of the board of the Agency for Technological Development of the Brazilian Mineral Industry (ADIMB).

Mr. Botassini and Mr. Godoy will work together in this transition process over the month of May.

“On behalf of the Nexa team, I thank Mr. Botassini for his outstanding commitment to the Company and his important role in the landmark IPO of the Company in 2017”, said Tito Martins, Nexa’s Chief Executive Officer. “Mr. Godoy’s appointment and this transition are a result of a succession plan that we have been working on for the last couple of months. I welcome Mr. Godoy to his new role and I believe his industry expertise and market understanding will help us to continue building the mines of the future”.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2019 and also one of the top five metallic zinc producers worldwide in 2019, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, market conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may be influenced by, among others, outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601

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